Exhibit 99.5

Release time	Immediate	Date	1 May 2003

PR295g

Results of voting at 2003 Annual General Meetings
of Rio Tinto Plc and Rio Tinto Limited

The annual general meetings of Rio Tinto plc and Rio Tinto Limited were held on 17 April and 1 May 2003 respectively.

Under Rio Tinto’s dual listed companies structure established in 1995, decisions on significant matters affecting shareholders of Rio Tinto plc and Rio Tinto Limited in similar ways are taken through a joint electoral procedure.

The following resolutions, which were put to both Rio Tinto plc and Rio Tinto Limited shareholders on a poll at the respective annual general meetings, were subject to the joint electoral procedure and the aggregate results of the joint polls as certified by the scrutineers, Computershare Investor Services plc and Computershare Investor Services Pty Limited, were as follows:

RESOLUTIONS	FOR	AGAINST
To elect Mr A F J Gould	675,782,695	2,572,586
To elect Mr D C Clementi	676,055,015	2,303,551
To re-elect Mr R Adams	676,447,280	2,023,426
To re-elect Mr L A Davis	664,407,185	4,418,063
To re-elect Mr D L Mayhew	655,731,405	5,122,293
To re-appoint PricewaterhouseCoopers LLP as auditors of Rio Tinto plc	665,416,940	9,270,902
To approve the Remuneration report	658,894,437	12,216,394
To receive the Company’s financial statements and the reports of the directors and auditors for the year ended 31 December 2002	641,002,664	3,486,968

Cont…/

Rio Tinto plc. 6 St James’s Square London SW1Y 4LD
Telephone +44 (0) 20 7930 2399 Fax +44 (0) 20 7930 3249
REGISTERED OFFICE: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885

The following special Resolution was passed at the Rio Tinto Limited meeting:

RESOLUTION	FOR	AGAINST
To renew the authority for the purchase of Rio Tinto Limited’s shares by itself.	115,070,138	146,681

For further information, please contact:

LONDON	AUSTRALIA
Media Relations Lisa Cullimore + 44 (0) 20 7753 2305	Media Relations Ian Head +61 (0) 3 9283 3620
Investor Relations Peter Cunningham + 44 (0) 20 7753 2401 Richard Brimelow + 44 (0) 20 7753 2326	Investor Relations Dave Skinner +61 (0) 3 9283 3628 Daphne Morros +61 (0) 3 9283 3639

Website: www.riotinto.com